SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

March 21, 2012

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Mr. Vince Di Stefano

100 F Street, N.E.

Washington, DC 20549

Re:	Hercules Technology Growth Capital, Inc.

File Nos. 333-179431 and 814-00702

Dear Mr. Di Stefano:

On behalf of Hercules Technology Growth Capital, Inc. (the “Company”), attached please find Amendment No.1 to the above referenced Registration Statement.

We are forwarding you Amendment No.1 in response to the comments that you issued to the Company in a letter dated March 7, 2012. Your comments are set forth below in bold and italics and are followed by the Company’s responses. Please note that page references in the Company’s responses refer to pages in Amendment No.1 unless otherwise indicated.

Prospectus

General

1.	Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation and other considerations of the underwriting arrangements contained in the registration statement.

Response: The Company has filed with FINRA. As of the date of this letter, the Company has not received a conditional no-objection letter from FINRA.

ATLANTA                AUSTIN                 HOUSTON                SACRAMENTO                 NEW YORK                WASHINGTON DC

U.S. Securities and Exchange Commission

March 21, 2012

Cover

2.	Please explain to us how the Fund is eligible to make a shelf offering pursuant to Rule 415 under the Securities Act of 1993.

Response: Rule 415(a)(1)(x) of the Securities Act of 1933 (the “Securities Act”) permits shelf offerings of “securities registered (or qualified to be registered) on Form S-3 or Form F-3 which are to be offered and sold on a continuous or delayed basis by or on behalf of the registrant.” Business development companies (“BDCs”), such as the Company, are required to register their securities on Form N-2, and are not permitted to file a registration statement on any other form. Rule 415(a)(1)(x), however, does not require the securities to be registered on Form S-3; it is sufficient that the securities be “qualified” to be registered on Form S-3. Thus, BDCs whose securities are “qualified” to be registered on Form S-3 generally offer and sell their securities on a “continuous or delayed basis” pursuant to Rule 415(a)(1)(x).1 The Company meets the registrant and transaction requirements necessary to qualify to use Form S-3. Specifically, the Company satisfies the registrant requirements of Form S-3 because:

(a)	it is organized under the laws of the State of Maryland and has its principal business operations in the United States;

(b)	it has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”);

(c)	it has been subject to the requirements of Section 12 of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for the preceding 12 calendar months;

(d)	it has filed in a timely manner all reports required to be filed during the preceding 12 calendar months; and

(e)	neither the Company nor any of its subsidiaries have:

(i)	failed to pay any dividend or sinking fund installment on preferred stock or

(ii)	defaulted on any installment of indebtedness for borrowed money or on any long-term leases.

[1]	See Pilgrim America Prime Rate Trust (available May 1, 1998).

U.S. Securities and Exchange Commission

March 21, 2012

Moreover, the Company satisfies the transaction requirement of Form S-3 because the Securities being registered pursuant to the Registration Statement will be offered for cash by or on behalf of the Company and the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company was $75 million or more as of a date within 60 days prior to the date of filing of the Registrant Statement.

Summary (p.1)

Our Company (p.1)

3.	Disclosure in this section and elsewhere in the filing references the Fund’s status as of September 20, 2011; please provide December 21, 2011 information, or indicate why you cannot.

Response: The information included in Amendment No.1 has been updated as of December 31, 2011.

Our Business Strategy (p.4)

4.	This section is too long and too centered on marketing for the Summary section. Please shorten and summarize the disclosure.

Response: The Company has revised the Summary section of Amendment No.1.

Use of Proceeds (p.6)

5.	If a material part of the proceeds will be used to discharge indebtedness, please state the interest rate and maturity of the indebtedness. See Instruction 2 to Item 7.1 of Form N-2.

Response: As discussed in response to Comment #2 above, the Registration Statement is a shelf registration statement through which the Company may offer and sell its securities on a delayed or continuous basis. The Registration Statement will serve as the base prospectus and all information specific to any sale of securities off of the shelf registration statement (a “takedown”) will be included in a prospectus supplement. As a result, the use of proceeds will be determined in connection with each takedown and disclosed in accordance with Instruction 2 to Item 7.1 in the corresponding prospectus supplement.

U.S. Securities and Exchange Commission

March 21, 2012

6.	Disclosure elsewhere in the prospectus indicates the Fund may take as long as two years to invest the proceeds of the shelf offerings. Please explain the reasons for any consequences of the delay. See Guide I and Item 7.2 of Form N-2.

Response: The Company believes that the statement that it may take as long as two years to invest the proceeds of any takedowns off of this shelf registration statement is consistent with Guide I of Form N-2, which provides that

A business development company (“BDC”) is operated for the purpose of making investments in securities described in paragraphs (1) through (3) of Section 55(a) of the 1940 Act (15 U.S.C. 80a-54(a)(1)-(3)). The Division is of the view that Section 58 of the 1940 Act (U.S.C. 80a-57) requires a BDC to obtain the approval of its stockholders for a change of its business purpose if more than half of its total assets are not invested in the types of securities designed to meet its business purpose, in accordance with Sections 2(a)(48) and 55(a)(1)-(3) of the 1940 Act, within the earlier of: (i) two years after termination or completion of sales; (ii) 2 years after commencement of its initial public offering. The Division will not consider assets invested in money market instruments or cash equivalents to be invested in accordance with a BDC’s business purpose.

As disclosed under the “Use of Proceeds” section of the Registration Statement, the Company provides that it anticipates that “substantially all of the net proceeds from any offering or our securities will be used as described above within twelve months, but in no event longer than two years.”

Statement of Additional Information

7.	Please file as an exhibit to the registration statement a copy of the Statement of Rights and Privileges of holders of the Registrant’s preferred shares.

Response: The Company does not currently have any shares of preferred stock outstanding and, as a result, has not filed a Statement of Rights and Privileges of holders of its shares of preferred stock. Should the Company issue shares of preferred stock under this Registration Statement, the Company hereby undertakes to file a Statement of Rights and Privileges of holders of its shares of preferred stock at that time.

U.S. Securities and Exchange Commission

March 21, 2012

8.	Please undertake to file as an exhibit to the registration statement, prior to any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown.

Response: The Company hereby undertakes to file as an exhibit to the Registration Statement, in connection with any takedown off of the shelf registration statement, an opinion of counsel as to the legality of the takedown, as requested.

Consolidated Financial Statements (F-1)

9.	Please include the Fund’s December 31, 2011 financial statements in the disclosure if possible. Please use the 12/31/2011 data to revise the fee table. Please include interest expense in the revised fee table.

Response: The Company has included its December 31, 2011 financial statements in Amendment No.1. Such financial information serves as the basis for the financial information and related calculations located throughout Amendment No.1, including the fee table.

The Company’s “Fees and Expenses” table includes interest expense in the line item entitled, “Interest payment on borrowed funds.”

10.	Please provide a schedule of the Fund’s non-qualifying investments, and in a footnote, explain the significance of non-qualification. See Item 8.6 of Form N-2.

Response: The Company has included such information in footnotes to both its Consolidated Schedule of Investments for December 31, 2011 included in its financial statements and the section entitled “Portfolio Companies.” Each non-qualifying investment is indicated as such through the following footnote, “Non-U.S. company or the company’s principal place of business is outside the United States.” For example, see footnote 5 to the table included under the “Portfolio Companies” section of Amendment No.1. The Company believes that this designation by footnote satisfies the requirement set forth in Item 8.6 of Form N-2.

11.	Please confirm that the $96,309,000 of cash held by the Fund on September 30, 2011 was not in a repurchase agreement or money market fund that should be reflected separately on the schedule of investments.

Response: The Company hereby confirms that the cash held on September 30, 2011, as well as the cash held on December 31, 2011, was not in a repurchase agreement or money market fund.

U.S. Securities and Exchange Commission

March 21, 2012

General

12.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that the comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response: The Company acknowledges the Commission’s comment.

13.	Please advise us if you have submitted or expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

Response: The Company has not submitted, and does not expect to submit, any additional exemptive applications or no-action requests in connection with the Registration Statement.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus